Form 10-K, Exhibit 13
period 1995-07-01
WESTERN DIGITAL CORP
filed 1995-09-29
CIK 106040

                                                                      EXHIBIT 13

                          WESTERN DIGITAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Financial Highlights..................................................................    2
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    3
Consolidated Financial Statements.....................................................    6
Notes to Consolidated Financial Statements............................................   10
Independent Auditors' Report..........................................................   19
Quarterly Information (unaudited).....................................................   20
Common Stock Information..............................................................   20

                          WESTERN DIGITAL CORPORATION

                              FINANCIAL HIGHLIGHTS
               (IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)

                                                                   YEARS ENDED
                                           ------------------------------------------------------------
                                           JULY 1,      JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                             1995         1994         1993         1992         1991
                                           --------     --------     --------     --------     --------
Revenues, net............................  $2,130.9     $1,539.7     $1,225.2      $938.3       $986.2
Gross profit.............................     394.1        317.9        182.0       110.6        173.2
Operating income (loss)..................     133.0         91.9        (10.0)      (67.0)      (117.8)
Net income (loss)........................     123.3         73.1        (25.1)      (72.9)      (134.2)
Earnings (loss) per share:
  Primary................................      2.56         1.77         (.79)      (2.49)       (4.59)
  Fully diluted..........................  $   2.47     $   1.70     $   (.79)     $(2.49)      $(4.59)
Working capital..........................  $  360.5     $  261.7     $  111.5      $138.9       $167.3
Total assets.............................     858.8        640.5        531.2       532.5        620.4
Total long-term debt.....................        --         58.6        182.6       243.0        234.9
Shareholders' equity.....................  $  473.4     $  288.2     $  131.0      $112.3       $185.1
Number of employees......................     7,647        6,593        7,322       6,906        6,740

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     Western Digital operates in an extremely competitive industry characterized by short product life cycles, dependence upon a limited number of suppliers for certain component parts, dependence upon highly skilled engineering and other personnel and significant expenditures for product development. The hard drive market is also subject to recurring periods of severe price competition, the most recent of which occurred during the fourth quarter of fiscal 1993 and the first quarter of fiscal 1994.

     The Company's hard drive product strategy is to be the first to market with the highest capacity per platter hard drives at competitive prices. The successful implementation of this strategy during the last three fiscal years has resulted in significant increases in unit shipments of hard drives, with attendant improvements in factory utilization and manufacturing efficiencies, lower component costs and overall reductions in per unit manufacturing costs. During fiscal 1994 the Company also implemented a "fabless" manufacturing strategy for its microcomputer products business by selling its silicon wafer manufacturing facility and entering into supply agreements with several suppliers of integrated circuits. This resulted in an immediate reduction in manufacturing costs, which significantly improved microcomputer products gross profit margins during fiscal 1994 and 1995.

     These factors, combined with stabilizing industry conditions, resulted in Western Digital improving operating income to $133.0 and $91.9 million in fiscal 1995 and 1994, respectively, after incurring an operating loss of $10.0 million in fiscal 1993. Although microcomputer product operations improved significantly from fiscal 1993 to fiscal 1994, hard drive product operations accounted for the majority of the increase in operating income during this period. During fiscal 1995, hard drive product operations improved modestly, while continuing improvement in microcomputer products operations, although at a reduced rate from fiscal 1994, provided most of the increase in operating income from fiscal 1994.

     Western Digital's continuing focus on asset management, combined with the improvement in operating income, has resulted in the Company strengthening its financial position during each of the last three years. Key measures of these improvements are as follows (dollar amounts in millions):

                                                                1995       1994       1993
                                                               ------     ------     ------
    Cash and short-term investments..........................  $307.7     $243.5     $ 33.8
    Cash flows from operating activities.....................   121.3      178.8       55.9
    Long-term debt...........................................      --       58.6      182.6
    Net interest and other income (expense)..................  $ 12.0     $ (5.8)    $(15.1)
    Average:
      Inventory turns........................................    19.5       12.7        9.5
      Operating asset turns..................................     4.5        3.4        2.5
      Asset turns............................................     2.8        2.6        2.3

     Unless otherwise indicated, references hereinafter to specific years and quarters are to the Company's fiscal years and to fiscal quarters.

RESULTS OF OPERATIONS:
COMPARISON OF 1995, 1994 AND 1993

     The Company reported net income of $123.3 million for 1995 compared with net income of $73.1 million for 1994 and a net loss of $25.1 million for 1993. The increase in net income in 1995 over 1994 resulted from a 38% increase in revenues, a reduction in operating expenses as a percentage of revenues, and higher net interest and other income. Partially offsetting these improvements was an approximately two percentage point decline in gross profit margin. The improved operating results from 1993 to 1994 resulted from a 26% increase in revenues and an improvement in gross margin of approximately six percentage points.

     Sales of hard drive products were $1.9, $1.4 and $1.0 billion in 1995, 1994 and 1993, respectively. During 1995, unit shipments increased 49% which, combined with a modest decline in average selling prices ("ASPs"), resulted in hard drive revenues increasing 41% from 1994. Increased business with original equipment manufacturers ("OEMs") during 1995 accounted for the majority of the increase in unit shipments. During 1994, unit shipments increased 56% from 1993, but declining ASPs reduced the 1993 to 1994 hard drive revenue growth rate to 32%. The revenue increase in 1994 resulted primarily from increased business in the retail and distribution channels.

     Sales of microcomputer products were $191.0, $160.0, and $178.0 million in 1995, 1994 and 1993, respectively. Year-to-year variations in microcomputer product sales were generally attributable to product introduction cycles.

     Gross profit margins were as follows:

                                                                     1995     1994     1993
                                                                     ----     ----     ----
    Hard drive products............................................  16.2%    19.1%    15.3%
    Microcomputer products.........................................  41.8%    33.7%    12.5%

    Overall........................................................  18.5%    20.6%    14.9%

     During 1995, the Company increased its shipments of hard drive products to OEMs, which typically require lower prices and a broader product mix (including lower capacity hard drives) in exchange for high volumes. Overall hard drive industry conditions also became more competitive during 1995 as the industry's manufacturing capacity more closely matched demand and competitors continued to shorten product development cycles. These were the primary factors which contributed to the decline in hard drive product gross margin during 1995.

     The improvement in hard drive product gross margin from 1993 to 1994 was the result of a significant increase in unit shipments which reduced per unit production costs by lowering component costs and increasing manufacturing efficiencies. As compared to 1993, the Company also increased its relative level of business with retail and distribution customers that typically purchase product in lower volumes, but at higher ASPs.

     The improvements in microcomputer products gross margins were generally attributable to lower product costs resulting from the Company's fabless manufacturing strategy implemented in January 1994.

     Research and development expense ("R&D") in 1995 increased approximately $18.0 million, or 16%, as compared with the prior year and increased approximately $11.2 million, or 11%, from 1993 to 1994. These increases were primarily attributable to planned expenditures to support new hard drive product introductions.

     Selling, general and administrative expenses ("SG&A") increased $17.1 million, or 15%, from the prior year and $22.8 million, or 25%, from 1993 to 1994 primarily as a result of higher selling, marketing and other related expenses in support of higher revenue levels and higher variable compensation plan accruals.

     Interest and other income was $12.0 million in 1995, comprising net interest income of $8.9 million and a $3.1 million gain from the sale of stock held for investment. Net interest expense was $5.8 million and $15.1 million in 1994 and 1993, respectively. The improvement from 1994 to 1995 was the result of significantly lower levels of outstanding debt and higher average cash and short-term investment balances. The $9.3 million decline in net interest expense from 1993 to 1994 was due to significant reductions in outstanding debt.

     The provision for income taxes in 1995 and 1994 consists primarily of taxes associated with certain of the Company's foreign subsidiaries which had taxable income. The Company's effective tax rate of 15% recorded in 1995 and 1994 results primarily from the earnings of certain subsidiaries which are taxed at substantially lower tax rates as compared with United States statutory rates (see Note 6 to the consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

     At July 1, 1995, the Company had $307.7 million in cash and short-term investments as compared with $243.5 million at June 30, 1994. During 1995, the Company generated $121.3 million in cash flow from operations, with cash flow from earnings, net of depreciation and amortization, and an increase in current liabilities being offset by cash used to fund increased accounts receivable, inventories and other assets. Capital expenditures totaled $54.8 million and were incurred primarily for the expansion of media production and the retooling of the Company's Malaysian facility into a hard drive manufacturing site. The Company anticipates that capital expenditures in 1996 will total approximately $125.0 million and will relate to increased hard drive capacity and normal replacement of existing assets. Approximately $10.8 million was used to repurchase 805,000 shares of the Company's common stock in the open market in 1995. The Company believes that its current cash and short-term investments and anticipated future cash flow from operations will be sufficient to meet all currently planned expenditures and sustain operations during the next fiscal year.

     The Company has an $85.0 million accounts receivable facility with certain financial institutions. The facility consists of a $50.0 million arrangement at Eurodollar or reference rates of the participating banks which expires in 1997 and a $35.0 million committed arrangement at a rate approximating commercial paper rates which expires in 1996. This facility is intended to serve as a source of working capital as may be needed from time to time.

     Notwithstanding the significant improvements in financial position realized over the past years, the ability of the Company to sustain its improved working capital management and to continue operating profitably is dependent upon a number of factors including competitive conditions in the marketplace, general economic conditions, the efficiency of the Company's manufacturing operations and the timely development and introductions of new products which address market needs.

                          WESTERN DIGITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       YEARS ENDED
                                                         ----------------------------------------
                                                          JULY 1,        JUNE 30,       JUNE 30,
                                                            1995           1994           1993
                                                         ----------     ----------     ----------
Revenues, net..........................................  $2,130,867     $1,539,680     $1,225,231
Costs and expenses:
  Cost of revenues.....................................   1,736,761      1,221,749      1,043,184
  Research and development.............................     130,789        112,827        101,593
  Selling, general and administrative..................     130,286        113,224         90,470
                                                         ----------     ----------     ----------
     Total costs and expenses..........................   1,997,836      1,447,800      1,235,247
                                                         ----------     ----------     ----------
Operating income (loss)................................     133,031         91,880        (10,016)
Net interest and other income (expense) (Note 2).......      12,002         (5,838)       (15,092)
                                                         ----------     ----------     ----------
Income (loss) before income taxes......................     145,033         86,042        (25,108)
Provision for income taxes (Note 6)....................      21,731         12,906             --
                                                         ----------     ----------     ----------
Net income (loss)......................................  $  123,302     $   73,136     $  (25,108)
                                                         ==========     ==========     ==========
Earnings (loss) per common and common equivalent share:
  Primary..............................................  $     2.56     $     1.77     $     (.79)
                                                         ==========     ==========     ==========
  Fully diluted........................................  $     2.47     $     1.70     $     (.79)
                                                         ==========     ==========     ==========
Common and common equivalent shares used in computing
  per share amounts:
  Primary..............................................      48,198         41,363         31,813
                                                         ==========     ==========     ==========
  Fully diluted........................................      51,420         45,680         31,813
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                          WESTERN DIGITAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         JULY 1,      JUNE 30,
                                                                           1995         1994
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $217,531     $243,484
  Short-term investments...............................................    90,177           --
  Accounts receivable, less allowance for doubtful accounts of $9,309
     in 1995 and $10,825 in 1994 (Note 4)..............................   303,841      201,512
  Inventories (Note 2).................................................    98,925       79,575
  Prepaid expenses.....................................................    19,663       12,917
                                                                         --------     --------
          Total current assets.........................................   730,137      537,488
Property and equipment at cost, less accumulated depreciation and
  amortization (Note 2)................................................    88,576       73,417
Intangible and other assets, net (Note 2)..............................    40,127       29,608
                                                                         --------     --------
          Total assets.................................................  $858,840     $640,513
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $250,325     $172,730
  Accrued compensation.................................................    30,064       21,706
  Accrued expenses.....................................................    89,213       81,308
                                                                         --------     --------
          Total current liabilities....................................   369,602      275,744
Convertible subordinated debentures (Note 4)...........................        --       58,646
Deferred income taxes (Note 6).........................................    15,812       17,884
Commitments and contingent liabilities (Note 5)
Shareholders' equity  (Notes 4 and 7):
     Preferred stock, $.10 par value; Authorized -- 5,000 shares;
      Outstanding -- None
     Common stock, $.10 par value; Authorized -- 95,000 shares;
      Outstanding -- 50,482 shares in 1995
      and 44,895 shares in 1994........................................     5,048        4,490
     Additional paid-in capital........................................   355,624      283,475
     Retained earnings.................................................   123,576          274
     Treasury stock-common shares at cost; 805 shares in 1995..........   (10,822)          --
                                                                         --------     --------
          Total shareholders' equity...................................   473,426      288,239
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $858,840     $640,513
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                          WESTERN DIGITAL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                    RETAINED
                                  COMMON STOCK      ADDITIONAL      EARNINGS                      TOTAL
                                ----------------     PAID-IN      (ACCUMULATED    TREASURY    SHAREHOLDERS'
THREE YEARS ENDED JULY 1, 1995  SHARES    AMOUNT     CAPITAL        DEFICIT)       STOCK         EQUITY
------------------------------  ------    ------    ----------    ------------    --------    -------------
Balance at June 30, 1992......  29,212    $2,921     $ 157,090      $(47,754)     $     --      $ 112,257
Exercise of stock options.....     376        38         1,373                                      1,411
Common stock offering, net
  (Note 7)....................   5,750       575        41,815                                     42,390
Net loss......................                                       (25,108)                     (25,108)
                                ------    ------      --------      --------      --------       --------
Balance at June 30, 1993......  35,338     3,534       200,278       (72,862)           --        130,950
Exercise of stock options.....   1,838       184         7,324                                      7,508
Common stock offering, net
  (Note 7)....................   7,619       762        72,531                                     73,293
Common stock issued upon
  conversion of debentures....      24         2           352                                        354
Common stock issued in
  settlement of shareholder
  lawsuit.....................      76         8         1,031                                      1,039
Income tax benefit from stock
  options exercised
 (Note 6).....................                           1,959                                      1,959
Net income....................                                        73,136                       73,136
                                ------    ------      --------      --------      --------       --------
Balance at June 30, 1994......  44,895     4,490       283,475           274            --        288,239
Exercise of stock options.....   1,076       107         5,583                                      5,690
ESPP shares issued (Note 7)...     484        48         5,557                                      5,605
Common stock issued upon
  conversion of debentures
  (Note 4)....................   4,027       403        56,987                                     57,390
Income tax benefit from stock
  options exercised
  (Note 6)....................                           4,022                                      4,022
Purchase of treasury stock
  (Note 7)....................                                                     (10,822)       (10,822)
Net income....................                                       123,302                      123,302
                                ------    ------      --------      --------      --------       --------
Balance at July 1, 1995.......  50,482    $5,048     $ 355,624      $123,576      $(10,822)     $ 473,426
                                ======    ======      ========      ========      ========       ========

   The accompanying notes are an integral part of these financial statements.

                          WESTERN DIGITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED
                                                       ------------------------------------
                                                        JULY 1,      JUNE 30,      JUNE 30,
                                                         1995          1994          1993
                                                       ---------     ---------     --------
    CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)..............................  $ 123,302     $  73,136     $(25,108)
      Adjustments to reconcile net income (loss) to
         net cash provided by (used for) operating
         activities:
         Depreciation and amortization...............     43,612        46,175       53,741
         Changes in current assets and liabilities
           net of effects from the sale of facility
           (Note 3):
           Accounts receivable.......................   (102,329)      (42,034)      (6,887)
           Inventories...............................    (19,350)       23,793       (5,682)
           Prepaid expenses..........................     (6,746)       (2,130)      (3,573)
           Accounts payable and accrued expenses.....     93,858        74,149       47,236
         Deferred income taxes.......................     (2,072)        7,133       (3,210)
         Other assets................................     (8,958)       (1,384)        (640)
                                                       ---------     ---------     --------
              Net cash provided by operating
                activities...........................    121,317       178,838       55,877
                                                       ---------     ---------     --------
    CASH FLOWS FROM INVESTING ACTIVITIES:
      Capital expenditures, net......................    (54,774)      (16,282)     (35,565)
      Proceeds from sale of facility (Note 3)........         --       110,677           --
      Increase in short-term investments.............    (90,177)           --           --
      Increase in other assets.......................     (6,287)           --           --
                                                       ---------     ---------     --------
              Net cash provided by (used for)
                investing activities.................   (151,238)       94,395      (35,565)
                                                       ---------     ---------     --------
    CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayment of long-term debt....................         --      (146,346)     (64,091)
      Proceeds from stock offering, net (Note 7).....         --        73,293       42,390
      Exercise of stock options and warrants,
         including tax benefit.......................      9,712         9,467        1,411
      Proceeds from ESPP shares issued...............      5,605            --           --
      Redemption of convertible debentures
         (Note 4)....................................       (527)           --           --
      Repurchase of common stock (Note 7)............    (10,822)           --           --
                                                       ---------     ---------     --------
              Net cash provided by (used for)
                financing activities.................      3,968       (63,586)     (20,290)
                                                       ---------     ---------     --------
    Net increase (decrease) in cash and cash
      equivalents....................................    (25,953)      209,647           22
    Cash and cash equivalents at beginning of year...    243,484        33,837       33,815
                                                       ---------     ---------     --------
    Cash and cash equivalents at end of year.........  $ 217,531     $ 243,484     $ 33,837
                                                       =========     =========     ========

   The accompanying notes are an integral part of these financial statements.

                          WESTERN DIGITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     Western Digital Corporation ("Western Digital" or the "Company") has prepared its financial statements in accordance with generally accepted accounting principles and has adopted accounting policies and practices which are generally accepted in the industry in which it operates. Following are the Company's significant accounting policies:

Fiscal Year

     Effective July 1, 1994, the Company changed its fiscal year end from June 30 to a 52 or 53-week year ending on the Saturday nearest June 30. Accordingly, the 1995 fiscal year ended on July 1, whereas the previous two fiscal years ended on June 30. All general references to years relate to fiscal years unless otherwise noted.

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounts of foreign subsidiaries have been translated using the U.S. dollar as the functional currency. As such, foreign exchange gains or losses resulting from remeasurement of these accounts are reflected in the results of operations. Monetary and non-monetary asset and liability accounts have been translated at the exchange rate in effect at each year end and at historical rates, respectively. Operating statement accounts have been translated at average monthly exchange rates.

Cash Equivalents and Short-Term Investments

     The Company's cash equivalents represent highly liquid investments, primarily money market funds and commercial paper, with original maturities of three months or less. Short-term investments represent investments in U.S. Treasury Bills with original maturities beyond three months and less than twelve months. These investments are considered held to maturity and valued at amortized cost, which approximates fair market value.

Concentration of Credit Risk

     The Company designs, manufactures and sells hard drives and microcomputer products to personal computer manufacturers and resellers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains reserves for potential credit losses, and such losses have historically been within management's expectations. The Company also has cash equivalent and short-term investment policies that limit the amount of credit exposure to any one financial institution or investment instrument and restrict placement of these investments with financial institutions or investment instruments evaluated as highly credit-worthy.

Inventory Valuation

     Inventories are valued at the lower of cost or net realizable value. Cost is on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work in process and finished goods.

Depreciation and Amortization

     The cost of property and equipment is depreciated over the estimated useful lives of the respective assets. Depreciation is computed on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms. Goodwill and purchased technology, the recoverability of which are subject to periodic evaluation, are capitalized at cost and amortized on a straight-line basis over their estimated lives which are fifteen and five to fifteen years, respectively.

Revenue Recognition

     The Company recognizes revenue at time of shipment and records a reserve for price adjustments and estimated sales returns. The Company has agreements with its resellers to provide price protection for inventories held by the resellers at the time of published list price reductions and, under certain circumstances, stock rotation for slow-moving items. These agreements may be terminated upon written notice by either party. In the event of termination, the Company may be obligated to repurchase a certain portion of the resellers' inventory.

Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss ("NOL") carryforwards. The Company records a valuation allowance for certain temporary differences for which it is not certain whether the Company will receive future tax benefits. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.

Per Share Information

     Primary earnings per share amounts are based upon the weighted average number of shares and dilutive common stock equivalents for each period presented. Fully diluted earnings per share additionally reflects dilutive shares assumed to be issued upon conversion of the Company's convertible subordinated debentures.

     Loss per share amounts are based upon the weighted average number of shares of common stock outstanding during the period. Common stock equivalents are not included in the computation because their effect would be antidilutive.

Reclassifications

     Certain prior years' amounts have been reclassified to conform to the current year presentation.

NOTE 2 -- SUPPLEMENTAL FINANCIAL STATEMENT DATA

                                                         1995         1994          1993
                                                        -------     ---------     ---------
                                                                  (IN THOUSANDS)
    NET INTEREST AND OTHER INCOME (EXPENSE)
      Interest income.................................  $12,976     $   2,942     $     868
      Other income....................................    3,056            --            --
      Interest expense................................   (4,030)       (8,780)      (15,960)
                                                        -------       -------      --------
      Net interest and other income (expense).........  $12,002     $  (5,838)    $ (15,092)
                                                        =======       =======      ========
      Cash paid for interest..........................  $ 4,471     $   9,035     $  15,391
                                                        =======       =======      ========

                                                         1995         1994          1993
                                                        -------     ---------     ---------
                                                                  (IN THOUSANDS)
    INVENTORIES
      Finished goods................................  $  31,811     $  27,847
      Work in process...............................     35,763        32,178
      Raw materials and component parts.............     31,351        19,550
                                                        -------       -------
                                                      $  98,925     $  79,575
                                                        =======       =======
    PROPERTY AND EQUIPMENT
      Land and buildings............................  $  11,067     $   6,643
      Machinery and equipment.......................    163,857       151,014
      Furniture and fixtures........................     11,302        11,702
      Leasehold improvements........................     30,965        22,980
                                                        -------      --------
                                                        217,191       192,339
      Accumulated depreciation and amortization.....   (128,615)     (118,922)
                                                        -------      --------
      Net property and equipment....................  $  88,576     $  73,417
                                                        =======      ========
    INTANGIBLE AND OTHER ASSETS
      Purchased technology..........................  $  28,700     $  24,800
      Goodwill......................................     14,036        14,036
                                                        -------      --------
                                                         42,736        38,836
      Accumulated amortization......................    (19,092)      (16,341)
                                                        -------      --------
      Net intangible assets.........................     23,644        22,495
      Other assets..................................     16,483         7,113
                                                        -------      --------
                                                      $  40,127     $  29,608
                                                        =======      ========

NOTE 3 -- SALE OF WAFER FABRICATION FACILITY

     In December 1993, the Company sold its silicon wafer fabrication facility and certain tangible assets to Motorola, Inc. ("Motorola") for $111.0 million plus certain other considerations, including the assumption by Motorola of equipment leases and certain other liabilities associated with the facility. The gain on the sale of the facility was not material to the financial position or results of operations of the Company. Concurrent with the sale, the Company entered into a supply contract with Motorola under which Motorola is supplying silicon wafers to Western Digital through December 1995.

NOTE 4 -- DEBT

Senior Debt

     During 1994, the Company entered into an $85.0 million accounts receivable facility with certain financial institutions. The facility consists of a $50.0 million arrangement at Eurodollar or reference rates of the participating banks which expires in 1997 and a $35.0 million one-year committed arrangement at a rate approximating commercial paper rates. During 1995, the Company renewed the $35.0 million one-year committed arrangement with terms similar to the original arrangement. The facility is intended to serve as a source of working capital as may be needed from time to time. The facility, under which there has been no borrowings, requires the Company to maintain certain financial ratios and restricts the payment of dividends.

Subordinated Debt

     During 1995, $58.1 million of the Company's 9% convertible subordinated debentures, due 2014, were converted into 4,026,623 shares of the Company's common stock. In connection with this conversion, the Company charged $.7 million of unamortized issue costs to shareholders' equity. The remaining $.5 million of the Company's debentures were redeemed for cash.

NOTE 5 -- COMMITMENTS AND CONTINGENT LIABILITIES

Patents And Licenses

     Although the Company owns numerous patents and has many patent applications in process, the Company believes that the successful manufacture and marketing of its products generally depends more upon the experience, technical know-how and creative ability of its personnel rather than upon ownership of patents.

     The Company pays royalties under several patent licensing agreements which require periodic payments. From time to time, the Company receives claims of alleged patent infringement from patent holders which typically contain an offer to grant the Company a license.

Foreign Exchange Contracts

     The Company enters into short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and future commitments denominated in foreign currencies. At July 1, 1995 and June 30, 1994, the Company had outstanding $110.0 and $30.5 million, respectively, of forward exchange contracts with commercial banks. These contracts generally have maturity dates that do not exceed twelve months. The realized and unrealized gains and losses on these contracts are deferred and recognized in the results of operations in the year in which the underlying transaction is consummated and are not material for all periods presented. Costs associated with entering into such contracts are amortized over the life of the instrument. At July 1, 1995 and June 30, 1994, the carrying value of the foreign currency contracts approximated their fair market value.

Operating Leases

     The Company leases certain facilities and equipment under long-term, non-cancelable operating leases which expire at various dates through 2000. Rental expense under these leases, including month-to-month rentals, was $25.5, $26.5 and $29.5 million in 1995, 1994 and 1993, respectively.

     Future minimum rental payments under non-cancelable operating leases as of July 1, 1995 are (in thousands):

        1996...............................................................  $19,029
        1997...............................................................   13,193
        1998...............................................................   11,334
        1999...............................................................    9,916
        2000...............................................................    8,573
                                                                             -------
        Total future minimum rental payments...............................  $62,045
                                                                             =======

Legal Claims

     The Company was sued by Amstrad plc ("Amstrad") in December 1992 under a complaint that alleges that hard drives supplied by the Company in 1988 and 1989 were defective and caused damages to Amstrad of $186.0 million. The Company filed a counterclaim for $3.0 million in actual damages plus exemplary damages in an unspecified amount. The Company believes that it has meritorious defenses to Amstrad's claims and intends to vigorously defend itself against the Amstrad lawsuit.

     The Company was sued in March 1993 by Conner Peripherals, Inc. ("Conner"). The suit alleges that the Company infringes five Conner patents and seeks damages (including treble damages) in an unspecified amount and injunctive relief. If Conner were to prevail in its claims, the Company could be enjoined from using any of the Conner patents found to be valid and infringed that are the subject of this action as well as held liable for past infringement damages. The amount of such damages, if any, could be material. The Company believes that it has meritorious defenses to Conner's claims and intends to defend itself against the Conner lawsuit. The Company has also filed a suit alleging that Conner infringes two of the Company's patents.

     The Company was sued in December 1994 by Rodime plc ("Rodime"). The suit alleges that the Company infringes one of Rodime's patents which relates to 3.5-inch hard drives. Based on the opinion of patent counsel, the Company believes that the broad claims of the Rodime patent, if scrutinized in court, will not withstand an attack on validity and believes the Company has not infringed any valid claim of the Rodime patent. If Rodime were to prevail on its claim, the Company could be held liable for damages for past infringement. The damages, if any, are uncertain but could be material. The Company believes that it has meritorious defenses to Rodime's claims and intends to vigorously defend itself against the Rodime lawsuit.

     The Company is also subject to certain other legal proceedings and claims arising in connection with its business. There can be no assurance that such legal proceedings and claims would be resolved without any material adverse effect on the Company's business, consolidated financial position or results of operations.

     It is management's opinion, however, that none of the above mentioned legal proceedings and claims will have a material adverse effect on the Company's business, consolidated financial position or results of operations. The costs of defending such litigation can be substantial, regardless of outcome.

NOTE 6 -- INCOME TAXES

     The domestic and international components of income (loss) before income taxes are as follows:

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    United States......................................  $ 26,421     $(25,140)    $(63,753)
    International......................................   118,612      111,182       38,645
                                                         --------     --------      -------
    Income (loss) before income taxes..................  $145,033     $ 86,042     $(25,108)
                                                         ========     ========      =======

     The components of the provision for income taxes are as follows:

                                                              1995        1994        1993
                                                             -------     -------     ------
                                                                     (IN THOUSANDS)
    Current
      United States........................................  $   342     $   337     $   --
      International........................................   15,941       4,313      1,671
      State................................................      310         620        183
                                                             -------     -------     ------
                                                              16,593       5,270      1,854
                                                             -------     -------     ------
    Deferred, net
      United States........................................    1,867       4,857     (1,854)
      International........................................     (751)        820         --
                                                             -------     -------     ------
                                                               1,116       5,677     (1,854)
                                                             -------     -------     ------
    Additional paid-in capital from benefit of stock
      options exercised....................................    4,022       1,959         --
                                                             -------     -------     ------
    Provision for income taxes.............................  $21,731     $12,906     $   --
                                                             =======     =======     ======
    Cash paid for income taxes.............................  $ 4,934     $ 1,067     $1,451
                                                             =======     =======     ======

     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at July 1, 1995 and June 30, 1994 are as follows:

                                                                        1995        1994
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Deferred tax assets:
      NOL carryforward...............................................  $52,648     $53,646
      Business credit carryforward...................................   18,480      16,204
      Reserves not currently deductible..............................   12,479      13,952
      Depreciation...................................................    1,919          --
      All other......................................................   10,756      12,839
                                                                       -------     -------
                                                                        96,282      96,641
      Valuation allowance............................................  (92,083)    (95,024)
                                                                       -------     -------
      Total deferred tax assets......................................  $ 4,199     $ 1,617
                                                                       =======     =======
    Deferred tax liabilities:
      Depreciation...................................................  $    --     $   995
      Leases.........................................................    3,479       3,458
      All other......................................................   16,532      12,732
                                                                       -------     -------
      Total deferred tax liabilities.................................  $20,011     $17,185
                                                                       =======     =======

     The net change in the total valuation allowance for the years ended July 1, 1995, June 30, 1994 and June 30, 1993 was a decrease of $2.9 million, and increases of $14.8 and $18.4 million, respectively.

     Reconciliation of the United States Federal statutory rate to the Company's effective tax rate is as follows:

                                                                  1995      1994      1993
                                                                  -----     -----     -----
    U.S. Federal statutory rate.................................   35.0%     35.0%    (34.0)%
    State income taxes, net.....................................    0.2       0.7       0.7
    Tax rate differential on international income...............  (19.3)    (34.7)    (53.5)
    NOL with no tax benefit realized............................     --      10.2      78.9
    Other.......................................................   (0.9)      3.8       7.9
                                                                  -----     -----     -----
    Effective tax rate..........................................   15.0%     15.0%       --%
                                                                  =====     =====     =====

     Certain income of selected subsidiaries is taxed at substantially lower income tax rates as compared with local statutory rates. The lower rates reduced income taxes and increased net earnings by $33.2 million ($.65 per share, fully diluted), $27.4 million ($.60 per share, fully diluted) and $8.6 million ($.27 per share, fully diluted) in 1995, 1994 and 1993, respectively. These lower rates expire periodically through 2005.

     At July 1, 1995, the Company had Federal NOL carryforwards of $149.8 million and tax credit carryforwards of $18.5 million, which expire in 1996 through 2009.

     Net undistributed earnings from international subsidiaries at July 1, 1995 were $206.5 million. The net undistributed earnings are intended to finance local operating requirements. Accordingly, an additional United States tax provision has not been made.

NOTE 7 -- SHAREHOLDERS' EQUITY

     The following table summarizes all shares of common stock reserved for issuance as of July 1, 1995 (in thousands):

                                                                              NUMBER
                                                                             OF SHARES
                                                                             ---------
        Issuable upon:
          Exercise of stock options, including options available for
             grant.........................................................    7,090
          Employee stock purchase plan.....................................    1,266
                                                                               -----
                                                                               8,356
                                                                               =====

Common Stock Offerings

     In February 1993, the Company issued 5,750,000 shares of its common stock in a public common stock offering. Proceeds from the offering, net of commissions and other related expenses totaling $3.6 million, were $42.4 million.

     In February 1994, the Company issued 7,618,711 shares of its common stock in a public common stock offering. Proceeds from the offering, net of commissions, and other related expenses totaling $4.2 million, were $73.3 million.

Stock Option Plans

     Western Digital's Employee Stock Option Plan ("Employee Plan") is administered by the Compensation Committee of the Board of Directors which determines the vesting provisions, the form of payment for the shares and all other terms of the options. Terms of the Employee Plan require that the exercise price of options be not less than the fair market value at the date of grant. Options granted vest 25% one year from the date of grant and in twelve quarterly increments thereafter. As of July 1, 1995, 1,252,665 options were exercisable and 2,033,599 options were available for grant. Participants in the Employee Plan are permitted to utilize stock purchased previously as consideration to exercise options. The following table summarizes activity under the Employee Plan (in thousands, except per share amounts):

                                                                  OPTIONS OUTSTANDING
                                                       -----------------------------------------
                                                        NUMBER            PRICE
                                                       OF SHARES        PER SHARE        AMOUNT
                                                       ---------     ---------------     -------
    Options outstanding at June 30, 1992.............     3,920         $2.88-$13.63     $16,092
      Granted........................................     1,879          4.38-  9.00      10,981
      Exercised, net of value of redeemed shares.....      (376)         2.88-  6.88      (1,411)
      Canceled or expired............................      (329)         2.88-  9.88      (1,693)
                                                          -----          -----------     -------
    Options outstanding at June 30, 1993.............     5,094          2.88- 13.63      23,969
      Granted........................................     1,731          3.88- 19.13      21,320
      Exercised, net of value of redeemed shares.....    (1,785)         2.88-  9.00      (7,120)
      Canceled or expired............................      (664)         2.88- 19.13      (4,710)
                                                          -----          -----------     -------
    Options outstanding at June 30, 1994.............     4,376          2.88- 19.13      33,459
      Granted........................................     1,429         13.38- 18.13      22,210
      Exercised, net of value of redeemed shares.....    (1,036)         2.88- 13.88      (5,478)
      Canceled or expired............................      (351)         2.88- 19.13      (2,979)
                                                          -----          -----------     -------
    Options outstanding at July 1, 1995..............     4,418         $2.88-$19.13     $47,212
                                                          =====          ===========     =======

     In 1985, the Company adopted the Stock Option Plan for Non-Employee Directors ("Director Plan") and reserved 800,000 shares for issuance thereunder. The Director Plan provides for initial option grants to new directors of 20,000 shares per director and additional grants of up to 30,000 options per director following the exercise of the initial options. Terms of the Director Plan require that the exercise price of options be not less than the fair market value at the date of grant. As of July 1, 1995, 125,250 options were exercisable and 468,188 options were available for grant. The following table summarizes activity under the Director Plan (in thousands, except per share amounts):

                                                                   OPTIONS OUTSTANDING
                                                       ----------------------------------------
                                                        NUMBER            PRICE
                                                       OF SHARES        PER SHARE        AMOUNT
                                                       ---------     ---------------     ------
    Options outstanding at June 30, 1992.............     184         $  5.25-$14.63     $1,611
      Canceled or expired............................      (1)                  6.88         (9)
                                                          ---          -------------     ------
    Options outstanding at June 30, 1993.............     183            5.25- 14.63      1,602
      Granted........................................      90            4.25- 17.13        941
      Exercised......................................     (53)           4.25- 11.50       (388)
      Canceled or expired............................     (30)                 12.88       (386)
                                                          ---          -------------     ------
    Options outstanding at June 30, 1994.............     190            4.25- 17.13      1,769
      Granted........................................      40           14.00- 17.75        614
      Exercised......................................     (40)           4.25-  7.44       (212)
      Canceled or expired............................     (20)           4.25- 17.75       (279)
                                                          ---          -------------     ------
    Options outstanding at July 1, 1995..............     170         $  4.88-$17.13     $1,892
                                                          ===          =============     ======

Stock Purchase Rights

     In 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Right to Purchase Series "A" Junior Participating Preferred Stock ("the Right"). The Right enables the holder, under certain circumstances, to purchase common stock of Western Digital or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding common stock. The Rights are redeemable by the Company at $.01 per Right and expire in 1999.

Employee Stock Purchase Plan

     During 1994, the Company implemented an employee stock purchase plan ("ESPP") in accordance with Section 423 of the Internal Revenue Code whereby eligible employees may authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at 85% of the fair market value of common stock on the date of grant or the exercise date, whichever is less. Approximately 1.8 million shares of common stock have been reserved for issuance under this plan. Approximately 484,000 shares were issued under this plan during 1995. No shares were issued during 1994.

Profit Sharing Plan

     Effective July 1, 1991, the Company adopted an annual Profit Sharing Plan covering eligible domestic employees. During 1995, 1994 and 1993, the Company authorized 8% of defined pre-tax profits to be allocated to the participants. Payments to participants of the Profit Sharing Plan were $11.3, $7.4 and $1.2 million in 1995, 1994 and 1993, respectively.

Repurchase of Common Stock

     During the year ended July 1, 1995, the Company repurchased 805,000 shares of its common stock in the open market at a cost of $10.8 million.

NOTE 8 -- BUSINESS SEGMENT AND INTERNATIONAL OPERATIONS

     Western Digital operates in one industry segment--the design, manufacture and marketing of hard drives, integrated circuits and board-level products to the personal computer industry. During 1995, one customer accounted for 11% of the Company's revenues. During 1994 and 1993, two customers accounted for 24% of the Company's revenues.

     The Company's operations outside the United States include manufacturing facilities in Singapore and Malaysia as well as sales offices throughout the world.

     The following table summarizes operations by entities located within the indicated geographic areas for the past three years. United States revenues to unaffiliated customers include export sales, principally to Asia, of $399.2, $300.0 and $237.7 million in 1995, 1994, and 1993, respectively.

     Transfers between geographic areas are accounted for at prices comparable to normal sales through outside distributors. General and corporate expenses of $49.6, $43.6 and $32.7 million in 1995, 1994 and 1993, respectively, have been excluded in determining operating income (loss) by geographic region.

                                              UNITED
                                              STATES     EUROPE      ASIA      ELIMINATIONS     TOTAL
                                              ------     ------     ------     ------------     ------
                                                                   (IN MILLIONS)
Year ended July 1, 1995
  Sales to unaffiliated customers...........  $1,596      $485      $   50       $     --       $2,131
  Transfers between geographic areas........     139        57       1,216         (1,412)          --
                                              ------      ----      ------        -------       ------
  Revenues, net.............................  $1,735      $542      $1,266       $ (1,412)      $2,131
                                              ======      ====      ======        =======       ======
  Operating income (loss)...................  $   64      $  6      $  117       $     (4)      $  183
                                              ======      ====      ======        =======       ======
  Identifiable assets.......................  $  597      $ 78      $  185       $     (1)      $  859
                                              ======      ====      ======        =======       ======
Year ended June 30, 1994
  Sales to unaffiliated customers...........  $1,171      $321      $   48       $     --       $1,540
  Transfers between geographic areas........      50        28         874           (952)          --
                                              ------      ----      ------        -------       ------
  Revenues, net.............................  $1,221      $349      $  922       $   (952)      $1,540
                                              ======      ====      ======        =======       ======
  Operating income (loss)...................  $   24      $  6      $  108       $     (3)      $  135
                                              ======      ====      ======        =======       ======
  Identifiable assets.......................  $  430      $ 61      $  150       $     --       $  641
                                              ======      ====      ======        =======       ======
Year ended June 30, 1993
  Sales to unaffiliated customers...........  $  924      $274      $   27       $     --       $1,225
  Transfers between geographic areas........      41        21         793           (855)          --
                                              ------      ----      ------        -------       ------
  Revenues, net.............................  $  965      $295      $  820       $   (855)      $1,225
                                              ======      ====      ======        =======       ======
  Operating income (loss)...................  $  (16)     $  7      $   38       $     (6)      $   23
                                              ======      ====      ======        =======       ======
  Identifiable assets.......................  $  336      $ 42      $  154       $     (1)      $  531
                                              ======      ====      ======        =======       ======

                          WESTERN DIGITAL CORPORATION

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Western Digital Corporation:

     We have audited the accompanying consolidated balance sheets of Western Digital Corporation as of July 1, 1995 and June 30, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Digital Corporation as of July 1, 1995 and June 30, 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended July 1, 1995, in conformity with generally accepted accounting principles.


                                                        KPMG PEAT MARWICK LLP


Orange County, California
July 17, 1995

                          WESTERN DIGITAL CORPORATION

                       QUARTERLY INFORMATION (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         FIRST      SECOND     THIRD      FOURTH
                                                        --------   --------   --------   --------
1995
  Revenues, net.......................................  $464,590   $551,944   $529,297   $585,036
  Gross profit........................................    97,767    109,040     88,368     98,931
  Operating income....................................    37,902     47,330     20,664     27,135
  Net income..........................................    34,718     42,554     19,650     26,380
  Primary earnings per share..........................  $    .73   $    .89   $    .40   $    .54
                                                        ========   ========   ========   ========
  Fully diluted earnings per share....................  $    .70   $    .85   $    .40   $    .52
                                                        ========   ========   ========   ========
1994
  Revenues, net.......................................  $285,498   $371,072   $420,878   $462,232
  Gross profit........................................    46,419     72,821     93,762    104,929
  Operating income (loss).............................    (2,045)    16,342     34,149     43,434
  Net income (loss)...................................    (5,098)    12,487     28,448     37,299
  Primary earnings (loss) per share...................  $   (.14)  $    .32   $    .64   $    .79
                                                        ========   ========   ========   ========
  Fully diluted earnings (loss) per share.............  $   (.14)  $    .32   $    .61   $    .75
                                                        ========   ========   ========   ========

                            COMMON STOCK INFORMATION

     Western Digital's common stock is listed on the New York Stock Exchange ("NYSE"). The approximate number of holders of record of common stock of the Company as of September 1, 1995 was 3,800.

     The Company has not paid any cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future.

     The high and low closing prices of the Company's common stock, as reported by the NYSE, for each quarter of 1995 and 1994 are as follows:

                                                                 FIRST   SECOND   THIRD   FOURTH
                                                                 -----   ------   -----   ------
    1995
      High...................................................  $16 1/8   $18 3/4   $19 1/4   $21 1/4
      Low....................................................   12 7/8    14 1/8    13 3/8    13 1/2
    1994
      High...................................................  $ 6 1/8   $10 1/4   $20 1/8   $19 1/2
      Low....................................................    3 3/4     4 7/8     8 3/4    11 7/8

                          WESTERN DIGITAL CORPORATION

                              CORPORATE DIRECTORY

BOARD OF DIRECTORS

Charles A. Haggarty
Chairman of the Board, President and
Chief Executive Officer

James A. Abrahamson
Senior Advisor
Galway Partners, L.L.C.
Investment and Merchant Banking

Peter D. Behrendt
Chairman, President and Chief Executive Officer
Exabyte Corporation
Computer Tape Storage Products

I. M. Booth
Chairman, President and Chief Executive Officer
Polaroid Corporation
Photographic Equipment

George L. Bragg
Chairman
Markwood Capital Alliance
Management and Investment Consulting

Irwin Federman
General Partner
U. S. Venture Partners
Venture Capital Investments

Andre R. Horn
Retired, Former Chairman of the Board
Joy Manufacturing Company
Capital Equipment for the Energy Industry

Dr. Anne O. Krueger
Professor of Economics
Department of Economics
Stanford University

Thomas E. Pardun
President and Chief Executive Officer
US WEST Multimedia
Communications Group
Diversified Communications

CORPORATE OFFICERS

Charles A. Haggarty
Chairman of the Board, President and
Chief Executive Officer

Kathryn A. Braun
Executive Vice President,
Personal Storage Group

Kenneth E. Hendrickson
Executive Vice President,
Microcomputer Products Group

D. Scott Mercer
Executive Vice President,
Chief Financial and Administrative Officer

Marc H. Nussbaum
Senior Vice President,
Engineering

Michael A. Cornelius
Vice President, Law
and Secretary

Scott T. Hughes
Vice President,
Human Resources

David W. Schafer
Vice President,
Worldwide Sales

Duston M. Williams
Vice President and Treasurer

                          WESTERN DIGITAL CORPORATION

                             CORPORATE INFORMATION

   DOMESTIC SALES OFFICES           INTERNATIONAL SALES OFFICES              SHAREHOLDER INFORMATION
Irvine, California             Western Digital Canada Corporation       Annual Report on Form 10-K: A
Mountain View, California      Mississauga, Ontario, Canada             copy of the Company's Annual Re-
Chicago, Illinois              Western Digital (Deutschland) GmbH       port on Form 10-K, without exhib-
Baltimore, Maryland            Munich, Germany                          its, is available to shareholders
Andover, Massachusetts         Muenster, Germany                        without charge upon request to
Detroit, Michigan              Western Digital (France) SARL            Mr. Michael A. Cornelius, Vice
Minneapolis, Minnesota         Orsay, France                            President, Law and Secretary, at
Princeton, New Jersey          Western Digital Hong Kong Limited        the Company's headquarters
Raleigh, North Carolina        Tsimshatsui, Kowloon, Hong Kong          located at 8105 Irvine Center
Sioux City, South Dakota       Western Digital (I.S.) Limited           Drive, Irvine, California 92718.
Austin, Texas                  Dublin, Ireland                          Copies of the Company's Quarterly
Dallas, Texas                  Western Digital Japan Ltd.               Report on Form 10-Q will be
Houston, Texas                 Tokyo, Japan                             furnished without charge to any
                               Western Digital (S.E. Asia) Pte Ltd      shareholder upon written request
                               Singapore                                to the same address.
                               Western Digital Taiwan Co., Ltd.         For additional information about
                               Taipei, Taiwan R.O.C.                    the Company, contact Investor
                               Western Digital (U.K.) Limited           Relations at (800) 695-6399 or
                               Leatherhead, Surrey, England             see our Internet site at
                               MANUFACTURING FACILITIES                 http://www.wdc.com.
                               Santa Clara, California                  STOCK EXCHANGE LISTING
                               Kuala Lumpur, Malaysia                   Western Digital common stock is
                               Singapore                                listed on the New York Stock Ex-
                               TRANSFER AGENT AND REGISTRAR             change and traded under the
                               American Stock Transfer &                symbol WDC.
                               Trust Company                            Western Digital and Caviar are
                               40 Wall Street, 46th Floor               registered trademarks and FIT Lab
                               New York, New York 10005                 is a trademark of Western Digital
                               Telephone: (718) 921-8200                Corporation. Other marks may be
                               CERTIFIED PUBLIC ACCOUNTANTS             mentioned herein that belong to
                               KPMG Peat Marwick LLP                    other companies.